U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
(Check One)

☐ Form 10-K and 10-KSB   ☒ Form 11-K   ☐ Form 20-K

☐ Form 10-Q and 10-QSB   ☐ Form N-SAR

For Period Ended: **March 31, 2002**

( )   Transition Report on Form 10-K
( )   Transition Report on Form 20-F
( )   Transition Report on Form 11-K
( )   Transition Report on Form 10-Q
( )   Transition Report on Form N-SAR
         For the Transition Period Ended: _____

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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TABLE OF CONTENTS

Part I — Registrant Information

Full Name of Registrant: **TransTechnology Corporation**

Former Name if Applicable

N/A

Address of Principal Executive Office (Street and Number)

700 Liberty Avenue

City, State and Zip Code

Union, New Jersey 07083-8198

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (check box if appropriate):

☒   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒   (b)   The subject annual report, semiannual report, transition report on Form 10-K, 10- KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

Certain benefit plan information required to complete the Form 11-K for the plan year ending March 31, 2002 relates to discontinued operations of the registrant. As a result, the registrant has experienced a delay in obtaining and processing the required data and could not avoid such delay without unreasonable burden or expense.

Part IV — Other Information

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(1) Name and telephone number of person to contact in regard to this notification:

Joseph F. Spanier	(908)	688-2440
Name	Area Code	Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

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☐   **Yes**   ☒   **No**

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

_____TransTechnology Corporation_____
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 30, 2002   By: /s/ Joseph F. Spanier

Joseph F. Spanier
Vice President, Chief Financial Officer and
Treasurer

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